

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via E-mail
Robert R. Deller
Chief Executive Officer
Thermal Tennis Inc.
4950 Golden Springs Drive
Reno, NV

> **Re:     Thermal Tennis Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed April 13, 2012**
> **File No. 000-54476**

Dear Mr. Deller:

We have reviewed your responses to the comments in our letter dated September 8, 2011 and have the following additional comments.

Business, page 2

Introduction, page 2

1. We note your response to our prior comment 9 and your disclosure that the United States Tennis Association's 2009 report is the most recent statistical information you have regarding the growth of tennis. Please revise to further clarify that these trends may not have continued and that tennis participation in the United States may have in fact declined and may decline in the future. Additionally please revise to provide updated information regarding memberships in fitness clubs on page 5 or revise to further clarify that club membership may have in fact declined since 2005 and may decline in the future.

Summary Financial Information, page 2

2. We note your disclosure on page 2 that "[you] expect to accelerate [your] losses in the future as [you] increase [your] expenses by developing and rolling [your] new management concepts to generate sales." Please revise to clarify what you mean by "new management concepts" and "rolling" such concepts.

History, page 3

3. We note your disclosure on page 3 regarding the gross revenues in 2010 and 2009. Please revise to disclose the amount in gross revenues you earned from each of the

contracts with the tennis club in 2011 and your arrangement with Reno High School in 2011.

4.  We note your disclosure on page 3 that you believe that "[you] can improve the gross profit as [you refine] the programs offered and [increase] memberships, lessons, clinics and tournaments." Please revise to briefly summarize the material terms of the agreement, including a description of how you earn revenue under the agreement.

Principal Products or Services and their Markets, page 3

5.  We note your disclosure in the first paragraph of this section regarding employees. If true, please revise to clarify here that Mr. Deller is your only employee and that he is a part-time employee. If not true, please revise to disclose the number of employees or contractors that you currently employee.

Strategy, page 3

6.  We note your disclosure that "in 2011 [you] operated a summer program on the tennis courts of Reno High School and have been invited back to run a similar program during the summer of 2012." Please revise to briefly summarize the material terms of your agreement to "run a similar program during the summer of 2012." If you have a contract for Reno High School please file it as an exhibit to your next amendment.

Liquidity and Business Development, page 4

7.  Please revise to move the first paragraph of this section to one of the introductory paragraphs on page 2 of your registration statement.

8.  Please revise the first paragraph and elsewhere as appropriate to provide specific dates rather than using phrases such as "[a]t the present time" and "for two months."

9.  We note your disclosure in the first paragraph of this section that "[i]n the short term, [you] have plans to continue to borrow money from these two sources as necessary to meet [your] obligations." Please revise to clarify that Mr. Deller and Mr. Holmes have no obligation to continue lending money to you and that there is no guarantee that they will continue to loan money to you or advise. Similarly, please revise the last sentence in your Financial Condition, Capital Resources and Liquidity section on page 12.

10. We note your disclosure in the first paragraph of this section that you have met your financial obligations by borrowing from your president and one of your shareholders. Please revise to disclose here, as of the most recent practicable date, the total outstanding balance including interest on the amounts you have borrowed, the date or dates due, and the three loans that are due June 1, 2012. In addition, please add a risk factor that

addresses the risks of your inability to repay these loans or tell us why this is not necessary.

11. We note your disclosure on page 4 that "[you] will not be discussing [your] services with any more than two potential clients at any one time for the reason that if [you] are successful in obtaining their business, it would be impossible for [you] to bring any more than two clients up and into operation at any one time."  This disclosure seems to contradict you disclosure at the bottom of page 4 that "[you] are in the process of approaching three other schools who also have tennis court facilities with the same proposal for summer programs during 2012."  Please revise or advise.

12. Please reconcile the disclosure in the third paragraph that "[t]here is no cost generated by [y]our business development activities…" with your statement on page 2 that you "expect to accelerate [y]our losses in the future as [you] increase [y]our expenses by developing and rolling [y]our new management concepts to generate sales."  To the extent the execution of your business plan will result in additional expenses please disclose each step and associated expense here.  As appropriate discuss the need for additional capital.  Additionally please include a brief summary of your anticipated expenses in the last paragraph under "Summary Financial Information" on page 2.

Marketing, page 5

13. Please provide to us the basis for your statement that the United States Tennis Association has an interest in enhancing people's lives.

14. Please revise the third sentence in the second paragraph of this section to state as a belief.

15. We note your disclosure on page 6 that you know of no other tennis management companies that manage tennis facilities in the Northern Nevada and Lake Tahoe areas and that you know of no other tennis management companies that seek to conduct summer tennis programs using high school tennis facilities.  Please revise to disclose what research, if any, you have conducted regarding other tennis management companies in your geographic area.

Risk Factors, page 7

The expense of being a public company, page 9

16. Please revise to quantify the estimated annual costs that result from being a public company.

Management's Analysis and Discussion of Financial Information, page 11

Financial Condition, Capital Resources and Liquidity, page 12

17. We note your disclosure that "certain parties have loaned the Company $38,000 in 2011, $6,000 in 2010, $10,000 in 2008 and $30,000 in 2007." Please revise to disclose here when these loans are due and the interest rates for each loan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney-Advisor

cc:     Via E-mail
        Gary R. Henry, Esq.